                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                            ENDOSONICS CORPORATION
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                               (Name of Issuer)

                    Common Stock, $.001 Par Value Per Share
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                        (Title of Class of Securities)

                                   29264k105
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                                (CUSIP Number)


                            Gilbert H. Davis, Esq.
                          SIMS MOSS KLINE & DAVIS LLP
                     400 Northpark Town Center, Suite 310
                           1000 Abernathy Road, N.E.
                            Atlanta, Georgia 30328
                                (770) 481-7205
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         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                April 21, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                                 SCHEDULE 13D

CUSIP No. 29264k105
         ---------------

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1   NAMES OF REPORTING PERSONS

    James O. Patterson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*      WC, OO


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)           [ ]


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6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States


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               7   SOLE VOTING POWER         840,000

  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER          NONE
   OWNED BY
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER       840,000
    WITH

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER       NONE


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  840,000


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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      4.7%


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14   TYPE OF REPORTING PERSON      IN


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

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 19, 1998, as previously amended pursuant to Amendment No.1 thereto dated July 22, 1998, Amendment No. 2 thereto dated September 29,1998, and Amendment No. 3 thereto dated October 21,1998 relating to the common stock, $.001 par value, of Endosonics Corporation ("Company") (such initial Schedule 13D and the prior amendments thereto shall hereinafter be referred to as the "Statement"). Unless otherwise indicated, all defined terms used in this Amendment No. 4 to the Statement (this "Amendment") shall have the same meanings as those set forth in the Statement. There has been no material change in the information included in the Statement except as regards the information contained in Item 5 of the Statement, which is supplemented as set forth below.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

    As of April 21, 1999, Phoenix, Falcon Fund and Mustang had purchased shares of Company stock such that Mr. Patterson's beneficial ownership had been increased to 840,000 shares, or approximately 4.7% of outstanding shares. Of those shares, 295,267 (1.7% of outstanding shares) were owned directly by Phoenix, 302,233 (1.7% of outstanding shares) were owned directly by Falcon Fund and 242,500 (1.4% of outstanding shares) were owned directly by Mustang.

    The percentages of outstanding shares of the Company stock set out in the preceding paragraph are computed based on a total of 17,760,903 outstanding shares of Company stock as of March 29, 1999, as indicated by the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

    During the 60 days prior to April 21, 1999, the parties filing the Statement have engaged in the following transactions in shares of the Company stock:

                          NO. OF SHARES      PRICE
     DATE        PARTY   PURCHASED/(SOLD)  PER SHARE
--------------  -------  ----------------  ---------

    04/09/99    Phoenix          (12,348)    $5.2500
                                 (30,646)     5.0000
                Falcon           (12,652)     5.2500
                                 (29,354)     5.0000
                Mustang          (25,000)     5.2500
                                 (60,000)     5.0625
    04/12/99    Phoenix          (12,355)     5.0000
                Falcon           (12,645)     5.0000
                Mustang          (25,000)     5.0000
                                  (5,000)     5.0000
    04/13/99    Phoenix           (2,396)     4.6875
                Falcon            (2,604)     4.6875
                Mustang           (5,000)     4.6875
    04/19/99    Phoenix          (18,420)     5.1667
                Falcon           (19,080)     5.1667
                Mustang          (37,500)     5.1667
    4/20/99     Phoenix          (12,351)     5.1250
                                 (18,526)     5.0792
                Falcon           (12,649)     5.1250
                                 (18,974)     5.0792
                Mustang          (25,000)     5.1250
                                 (37,500)     5.0792

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                         NO. OF SHARES     PRICE
     DATE       PARTY    PURCHASED/(SOLD)  PER SHARE
--------------  -------  ---------------   ---------

    4/21/99     Phoenix          (12,351)    $  5.00
                                  (6,175)       5.00
                Falcon           (12,649)       5.00
                                  (6,325)       5.00
                Mustang          (25,000)       5.00
                                 (12,500)       5.00

Each of the above transactions was effected on the open market through the National Association of Securities Dealers, Inc. Automated Quotation Systems (Nasdaq).

                                  Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 22, 1999              /s/ James O. Patterson
                                  ----------------------------------------------
                                  James O. Patterson


                                  PHOENIX



Date: April 22, 1999              By: /s/ James O. Patterson
                                      ------------------------------------------
                                      James O. Patterson, Managing
                                      General Partner


                                  FALCON FUND INTERNATIONAL
                                  PARTNERSHIP

                                  By: Falcon Fund, Investment
                                      General Partner

                                  By: J.O. Patterson & Co., General
                                      Partner



Date: April 22, 1999                  By: /s/ James O. Patterson
                                          --------------------------------------
                                          James O. Patterson, President


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